Contact

www.linkedin.com/in/sqmeyer
(LinkedIn)

Top Skills

Entrepreneurship
Branding & Identity
Business Planning

Languages

Italian (Professional Working)
Spanish (Full Professional)
German (Limited Working)

Certifications

Emotional Intelligence Coach
Leadership Training

Sean Q. Meyer

COO @ Windlift | Culture and Experience Innovator
Durham, North Carolina, United States

Summary

- Seasoned entrepreneur who has built multiple profitable businesses from the ground up.

- Best in class experience design and culture innovator using techniques and philosophies developed over an extensive career working with Michelin-starred restaurants, world-class luxury wineries, and entrepreneurs from multiple industries with a proven record of substantially elevating profitability, customer experience, loyalty and spend.

- Skilled strategist and leader with deep knowledge and understanding in every facet of multiple industries, who develops strategic plans, transforms them into workable, metrics-based solutions and benchmarks them against operational targets and goals.

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Experience

Windlift
Chief Operating Officer
August 2021 - Present (3 years 11 months)

Consulting
Founder
October 2017 - Present (7 years 9 months)

With a focus on deep culture development and experience design, developing and implementing business plans and strategies for sustainable growth and change.
Partial Client List
• LEEPFROG – SBIR Phase I (UI/UX rework of SAP for the US Army)
o Assist in developing a technical feasibility report and phase II proposal
o Set and manage budgets
o Prepare monthly reports

- Wilfred's Lounge

o Set and execute opening strategy resulting in operational profitability on day one

o Project manage the construction of upper deck and patio

o Develop and implement positive employee culture

- Flora Springs Winery

o Advise on business use case scenarios for the new space

o Project manage build-out

o Manage use permit modifications

Mia Carta
Opening Consultant/Acting General Manager
July 2020 - July 2021 (1 year 1 month)
Napa, California, United States

· Project managed construction executing a plan with high levels of detail provided by award-winning firm Interstice Architects

· Evaluated architect plans to ensure that the design was aligned with both brand and business goals

· Built, refined and executed the business plan, operating budgets, and standard operating procedures

· Created cohesive workflows between designers, owners and contractors to ensure a strong team community and the flawless execution of fine details

· Created job descriptions for and onboarded staff

· Worked with stakeholders to design systems that mitigate microbial transmission and acoustically treat the space

VineFinder
Advisory Board
February 2019 - January 2021 (2 years)

VineFinder.com is an online platform for preference-based matching of customers and wineries.

· As a leading industry resource, advised the board and executive team on product and direction

VIADER Vineyards & Winery
Estate Director
March 2018 - March 2020 (2 years 1 month)
St. Helena, CA

・ Achieved 12% revenue growth and an 18% increase in spend per visitor with 21% fewer guests
・ Refreshed brand messaging by reworking all talking points into narrative format and refining core values
・ Implemented a culture change resulting in increased employee engagement, happiness, and performance
・ Reduced subscription attrition by 72%
・ Lead the hospitality program to an overall conversion rate of 95%
・ Successfully adapted allocation/subscription offerings to adjust for current market trends
・ Developed an innovative, targeted social media strategy tethered to core values
・ Planned, lead and executed IT initiatives including the transition from T1 to fiber-optic based internet, deployment of internet access to the cave, improvements in firewall security, ensured operability during power outages, and the seamless transition to a new e-commerce platform

Honor Winery & Honor Brewing
Founding Partner
2012 - January 2018 (6 years)
Napa, California

Honor produces eminently drinkable, delicious wines and beers. We currently make two wine brands: Honor and Serve. Honor produces wines focusing on unique vineyards expressive of the individuality of the site, and designed to pair well with food. The company's philanthropy donates a portion of proceeds to organizations, which assist military families.

・ Lead all Sales and Marketing efforts, achieving increases in direct-to-consumer business by 20% and distribution by 32% year on year.
・ Developed all winery budgets and goals, constantly monitoring progress by overlaying multiple data points
・ Represented the winery as leadership in DTC events, charity functions, and distributor management
・ Lead and executed all wine production from grape-growing and purchasing to fermentation, bottling, and quality control, implementing multiple cost-saving measures resulting in 12% lower COGS
・ Lead a design team in creating collateral and labels with compelling and unique brand identity and cohesive brand communication at every touchpoint

Destination Cellars

Director of Wine and Experience
2010 - 2013 (3 years)
Napa, California

· Created new content which increased profit margins per experience from 40% to 60%
· Advised on the development of key business strategies with the CEO
· Planned and executed unique private and corporate wine experiences, both domestic and international, for clients such as Exclusive Resorts, YPO, Merrill Lynch, Bain Capital, and Revolution
· Designed and implemented e-commerce platforms and websites
· Ensured brand standards across all communication and collateral pieces

Jackson Family Wines: Estates Properties, Napa Valley
Estate Sommelier-Director DTC Experience
2008 - 2010 (2 years)
Napa, California

Jackson Family's luxury wine properties in Napa Valley: Cardianale, Lokoya, Freemark Abbey, La Jota, Atalon & W.S. Keyes
· Designed and implemented new tasting room programs, both with busy walk-in and intimate, by-appointment venues, and improved service standards across all tasting rooms with the individual estate directors increasing conversion between 15-30% in each venue.
· Collaborated with and managed performance of the individual tasting room managers
· Designed and implemented first VIP loyalty programs for top buyers, 99 and 100 pt wines
· Managed customer service standards across all tasting rooms
· Projected budgets for new initiatives across multiple properties
· Developed and executed the first customer focus group for Cardinale and Lokoya with the VP of Marketing
· Created comprehensive staff education programs across all properties

Bottega, Chez Fonfon, Highlands Bar and Grill (James Beard Award-winner)
Wine & Beverage Director
2005 - 2007 (2 years)
Birmingham, Alabama Area

· Grew sales by 20% year on year and achieved an 8% lower and more consistent beverage cost of goods
· Directed all aspects of beverage programs for four unique restaurants

- Redesigned all wine menus for guest ease & accessibility, and appropriate wine pairings for each menu
- Created the first comprehensive staff beverage education program for improved guest experience
- Managed all bar and front of the house staff

Bouchon Restaurant (Michelin Star, James Beard Award-winner)
Wine & Beverage Director - Lead Sommelier
2003 - 2005 (2 years)
Yountville, California

- Achieved 200 % growth in wine sales & 15 % lower and more consistent beverage cost of goods
- Selected all beverage items and designing menus
- Created comprehensive beverage training program for staff
- Assisted with the training of Sommeliers and build outs of Bouchon Las Vegas, Per Se and French Laundry
- Programmed and used the POS system for perpetual inventories and cost control
- Managed front of the house staff

La Belle Vie Restaurant (James Beard Award-winner)
Sommelier, Wine Program Manager
1998 - 2002 (4 years)
Greater Minneapolis-St. Paul Area

Education

School of Business and Economics at Sonoma State University
Master of Business Administration - MBA · (March 2021 - August 2022)

Court of Master Sommeliers
Advanced-level sommelier

Gustavus Adolphus College
BA, Studied Biochemistry & Music · (1991 - 1995)

The Blake School, Minneapolis
High School Diploma · (1987 - 1991)